As filed with the U.S. Securities and Exchange Commission on October 10, 2025
Registration No. 333-289608

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14

Pre-Effective Amendment No. __

Post-Effective Amendment No. 1
(Check appropriate box or boxes.)

SERIES PORTFOLIOS TRUST
(Exact Name of Registrant as Specified in Charter)
615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

(Registrant’s Telephone Number, Including Area Code) (414) 516-1709
Ryan L. Roell, President and Principal Executive Officer
Series Portfolios Trust

c/o U.S. Bank Global Fund Services
615 East Michigan Street, Third Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)
Copies to:
JoAnn M. Strasser, Esq.
Thompson Hine LLP
41 South High Street, 17th Floor
Columbus, OH 43215

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1993, as amended.

This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibits (12) and (16)(b) to Part C of the Registration Statement previously filed with the Commission on August 14, 2025.

Parts A and B of the Registration Statement filed with the Commission on August 14, 2025, and the definitive versions thereof filed with the SEC on September 17, 2025 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

PART C
OTHER INFORMATION
Item 15. Indemnification
Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust, Article VI of Registrant’s Amended and Restated By-Laws and Paragraph 7 of the Distribution Agreement.
    Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”
Item 16. Exhibits

(1)			Amended and Restated Agreement and Declaration of Trust – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 4 on May 18, 2016.
(2)			Amended and Restated Bylaws – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 18 on October 31, 2016.
(3)			Not applicable.
(4)			Form of the Agreement and Plan of Reorganization is attached to Part A of Form N-14 as an appendix (“Appendix A”)
(5)			Instruments Defining Rights of Security Holders – incorporated by reference to the Declaration of Trust and Bylaws.
(6)
Investment Advisory Agreement between the Trust and Teramo Advisors, LLC was previously filed with Post-Effective Amendment No. 220 to the Registration Statement of Form N-1A on August 13, 2025, and is incorporated herein by reference.

(7)	(a)	(i)
Distribution Agreement between the Trust, on behalf of the Equable Shares Funds, and Quasar Distributors, LLC – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 39 on March 2, 2018.

(ii)
Amendment to Distribution Agreement with respect to Equable Shares Hedged Equity ETF was previously filed with Post-Effective Amendment No. 220 to the Registration Statement of Form N-1A on August 13, 2025, and is incorporated herein by reference.

(8)			Not applicable.
(9)	(a)
Custodian Agreement between the Trust and U.S. Bank, National Association – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Pre-Effective Amendment No. 1 on November 5, 2015.

(b)
Amendment to Custodian Agreement with respect to Equable Shares Hedged Equity ETF was previously filed with Post-Effective Amendment No. 220 to the Registration Statement of Form N-1A on August 13, 2025, and is incorporated herein by reference.

(10)			Not applicable.
(11)			Opinion and Consent of Counsel was previously filed to the Trust's Registration Statement on Form N-14 on August 14, 2025, and is incorporated herein by reference.
(12)			Opinion of Counsel regarding certain tax matters – Filed Herewith.
(13)	(a)	(i)
Fund Administration Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Pre-Effective Amendment No. 1 on November 5, 2015.

(ii)
Amendment to Fund Administration Servicing Agreement with respect to Equable Shares Hedged Equity ETF was previously filed with Post-Effective Amendment No. 220 to the Registration Statement of Form N-1A on August 13, 2025, and is incorporated herein by reference.

	(b)	(i)
Fund Accounting Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Pre-Effective Amendment No. 1 on November 5, 2015.

(ii)
Amendment to Fund Accounting Agreement with respect to Equable Shares Hedged Equity ETF was previously filed with Post-Effective Amendment No. 220 to the Registration Statement of Form N-1A on August 13, 2025, and is incorporated herein by reference.

	(c)	(i)
Amended and Restated Transfer Agent Agreement between the Trust and U.S. Bancorp Fund Services, LLC – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 174 on August 17, 2023.

(ii)
Amendment to Transfer Agent Agreement with respect to Equable Shares Hedged Equity ETF was previously filed with Post-Effective Amendment No. 220 to the Registration Statement of Form N-1A on August 13, 2025, and is incorporated herein by reference.

(14)			Cohen & Co Consent of Independent Registered Public Accounting Firm was previously filed to the Trust's Registration Statement on Form N-14 on August 14, 2025, and is incorporated herein by reference.
(15)			Not applicable.
(16)	(a)		Power of Attorney dated June 12, 2025, was previously filed to the Trust's Registration Statement on Form N-14 on August 14, 2025, and is incorporated herein by reference.
	(b)		Power of Attorney dated October 8, 2025 – Filed Herewith.
(17)			The Target Fund’s Annual Report on Form N-CSR for the fiscal year ended October 31, 2024 was previously filed with the Trust’s Form N-CSR on January 10, 2025 and is incorporated by reference.
Item 17. Undertakings
(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
(3)The undersigned Registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 through an amendment to this registration statement within a reasonable time after the closing of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form N-14 has been signed on behalf of the Registrant, in the City of Milwaukee, and State of Wisconsin, on the 10th day of October, 2025.

Series Portfolios Trust

By: /s/ Ryan L. Roell
Ryan L. Roell
President
    Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel B. Willey*	Trustee	October 10, 2025
Daniel B. Willey

/s/ Debra McGinty-Poteet*	Trustee	October 10, 2025
Debra McGinty-Poteet

/s/ Koji Felton*	Trustee	October 10, 2025
Koji Felton

/s/ Ryan L. Roell	President and Principal	October 10, 2025
Ryan L. Roell	Executive Officer

/s/ Doug M. Schafer*	Treasurer, Principal Financial	October 10, 2025
Doug M. Schafer	Officer and Principal Accounting
Officer

*By: /s/ Ryan L. Roell
Ryan L. Roell Attorney-In Fact pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit	Exhibit Number
Opinion of Counsel regarding certain tax matters	EX.12
Power of Attorney dated October 8, 2025	EX.16(b)